Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2008

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: Ambac Financial Group, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for the Quarter Ended March 31, 2008
        File No. 1-10777

Dear Mr. Leonard:

We have reviewed your May 9, 2007 response to our April 10, 2008 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2007

Critical Accounting Policies and Estimates
Financial Guarantee Insurance Losses and Loss Expense, page 48

1. We acknowledge your response to prior comment 1 and note that the Second lien net loss reserve increased from $266 million at December 31, 2007 to $1.07 billion at March 31, 2008. Please revise your disclosure to quantify and discuss how management has adjusted each of the key assumptions (i.e. severity, prepayment rate estimation, and probability of default) used in calculating the current loss reserves for Second liens. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

Valuation of Financial Instruments, page 52

2. We acknowledge your response to prior comment 3. You state that the data vendor itself does not price the securities. Please disclose the techniques and the assumptions used to fair value these securities and the validation procedures you use to ensure the accuracy of the models used.

3. We acknowledge your response to prior comment 5 and 7. It would appear that the distressed market environment and lack of CDS transactions is indicative of a change in market pricing. Please disclose why maintaining the same relative change ratio as existed at the CDS inception is appropriate when determining fair value at the measurement date in light of the current market conditions.

4. We are continuing to evaluate your response and disclosures related to the fair value of your credit derivatives and we may have further comments.

RMBS Exposure in Collateralized Debt Obligations

Breakout of CDO of ABS >25% RMBS Exposure, page 59

5. We acknowledge your response to prior comment 10 and substantially reissue our comment. Please disclose the following as of the latest balance sheet date:

   - The net derivative asset or liability of CDO of ABS > 25% that is at a lower level than the total amount. Summarized by Ambac rating would be acceptable;
   - The original amount of the subordination in your CDO of ABS when you entered into the credit default swap contracts, in this regard you may chose to disclose separately the amount of the subordination due to excess interest spread and the amount due to subordinated tranches separately;
   - The amount of subordination in your CDO of ABS given that the amount of subordination is a key factor in determining the credit rating and
   - The amount of distressed transactions in the process of remediation, the fair value of these transactions and the range of potential loss pending the restructuring of these transaction.

Liquidity and Capital Resources
Contractual Obligations, page 74

6. We have reviewed your response to prior comment 12 and note that you have not included credit reserves or credit impairment losses on credit default swaps in the contractual obligation table. It would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of such amounts in the contractual

obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your credit reserves and credit default swaps.

Risk Management
Market Risks, page 90

7. We acknowledge your response to prior comment 14 and 15. Please disclose the impaired credits and credit rating of the underlying assets for your "Other" and collateralized loan obligation derivative contracts as provided in your responses.

Financial Statements

Note 10 – Income Taxes, page 128

8. We have reviewed your response to prior comment 18. You stated that the federal income tax treatment of credit default swaps is an unsettled area of the tax law. You also stated you would be required to substantially reduce your deferred tax asset if the IRS decided that "pay-as-you-go" credit default swaps contracts are capital assets. Please disclose the range of the substantial reduction in your deferred tax asset if the IRS characterized these contracts as capital assets. In addition, given the materiality and based on the uncertainty of your tax asset position as it relates to credit default swaps please disclose the technical merits and the factors that you considered in concluding that it was more-likely-than-not that credit default swap contracts could be treated as principal contracts as opposed to capital assets by the IRS.

9. In regards to prior comment 18, please disclose the following:

   • The weight given to the various positive and negative indicators cited and the factors considered that support your conclusion that no valuation allowance is required.
   • Clarify what you mean by an appropriate forecast of expenses in future periods and what actions you are required make to achieve this forecast;
   • A more robust disclosure of the tax planning strategy that you have adopted and the projected impact of your tax strategy on ordinary income and capital gains given the negative evidence; and
   • The impact that your recent downgrades by S& P and Moody's will have on your valuation allowance analysis. Please tell us if the contracts for which

future installment premiums are to be received are subject to possible
cancellation by the holder as a result of the downgrades.

Note 19 – Segment Reporting, page 146

10. We have reviewed your response to prior comment 19. It is unclear why you
have only two operating segments. Please address the following:

- Clarify what you mean by multiple levels of discrete financial information,
  and describe this discrete financial data in sufficient detail and how this
  information is broken out by senior business managers;
- According to a subsidiary organizational chart published in a recent
  FitchRatings report Ambac Credit Products, Ambac Assurance U.K. Ltd,
  Connie Lee Holdings and Ambac Financial Services are wholly owned
  subsidiaries of Ambac Assurance Corp, and Ambac Capital Funding and
  Ambac Investments are wholly owned subsidiaries of Ambac Capital Corp.
  In your response you state that Ambac Financial Services represents one
  segment and imply that the other five subsidiaries are aggregated in the
  financial guarantee segment. Please tell us why the various subsidiaries
  identified above do not meet the definition of an operating segment based on
  the guidance in paragraph 10 of SFAS 131. Please also reconcile the
  definition of an operating segment as defined in paragraph 10 of SFS 131 and
  your response that you only have two operating segments.
- Tell us the financial measures or ratios used by the chief operating decision
  maker to evaluate financial performance of the segments;
- On page 36 of the proxy statement you filed recently you disclosed that
  compensation in the Executive Incentive Plan is based on market position/new
  business production and new products/initiatives and risk management. Since
  the performance formula for long-term compensation is based on these factors
  among others it would appear that you would need to generate discrete data
  for your high growth and high risk credit derivatives products. Please tell us
  what the performance formula for long-term compensation has been for the
  last three fiscal years and the current fiscal year. Please also describe the
  financial and management reports used by senior management and the
  Compensation Committee to evaluate performance and achievement of market
  position/new business production, new products/initiatives and risk
  management goals; and
- Provide us with a summary of the kind of data that was provided to the chief
  operating decision maker for the 2007 fiscal year and through the current
  interim period.

Form 10-Q for the quarter ended March 31, 2008

Note 9 – Fair Value Measurements, page 20

11. You classified all of your fixed-income securities as either Level 1 or Level 2 in the SFAS 157 hierarchy. However, you disclosed in your recent annual report that trading volume in residential mortgage-backed and certain asset-backed securities has been extremely limited. Please tell us the factors that you considered in classifying illiquid and structurally customized mortgage and asset backed securities as Level 2 securities as opposed to Level 3 securities.

Residential Mortgage-Backed Securities Exposure
Direct RMBS Portfolio Exposure, page 40

12. The credit quality of your mid-prime residential mortgage-backed security appears to have deteriorated significantly during the three months ended March 31, 2008. For example, AAA rated mid-prime securities declined from over 78% of your mid-prime portfolio at December 31, 2007 to 46% at March 31, 2008; your AA rated mid-prime securities declined from over 18% of your mid-prime portfolio at year-end to 0% at March 31, 2008; below investment grade securities increased form 0% of your mid-prime portfolio at year-end to almost 24% at March 31, 2008 and you had a substantial increase in BBB rated securities during the quarter. Please provide a robust disclosure of the factors that contributed to the significant decrease in credit quality in your mid-prime portfolio in the 90 days since year-end. As part of this discussion please be sure to clarify why mid-prime securities rated AA or higher decreased from almost 97% of your portfolio at year-end to 46% of your portfolio at March 31, 2008.

13. Given that 24% of your mid-prime mortgage portfolio rated below investment grade was underwritten between 2005 through 2007 please disclose why you have not recorded any estimated probable losses on your mid-prime residential mortgage-backed security guarantees.

Item 3. Quantitative and Qualitative Disclosure About Market Risk
Market Risk, page 77

14. We note that the input of your credit default swap spread into your fair value calculation resulted in a $1.6 billion reduction in your credit derivative liability. Please provide a sensitivity analysis for your credit default swap spreads similar to the one provided on page 80 for market credit spreads.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant